TERMS SUPPLEMENT NO. 95 dated October 20, 2008	Filed pursuant to Rule 433
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

$[•] 15.00% Reverse Convertible Notes linked to McDonald’s Corporation, due April 24, 2009

     The notes offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon in return for the risk that the notes will redeem for shares (or an equivalent amount of cash) of the underlying stock of a specific underlying company at maturity if the closing price of the underlying stock trades below the knock-in level on any trading day up to and including the determination date and the closing price of the related underlying stock on the determination date is below the initial price. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside. Alternatively, if the underlying stock never trades below the knock-in level, the notes will return the stated principal amount at maturity. The coupon is paid regardless of the performance of the underlying stock. The notes are not principal protected.

Issuer:	Eksportfinans ASA
Specified Currency:	U.S. dollars
Agent:	Barclays Capital Inc.
Agent acting in the capacity as:	Principal
Aggregate face amount:	$[•]
Trade Date:	October 21, 2008
Original Issue Date:	October 24, 2008
Determination Date:	April 21, 2009
Maturity Date†:	April 24, 2009

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

     Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

BARCLAYS CAPITAL

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-800-584-6837.

	Per Security	Total
Maximum Public Offering Price	$1,000.00	[•]
Maximum Underwriting Discount and Commission*	[•]	[•]
Maximum Proceeds to Eksportfinans ASA	[•]	[•]

*	See “Supplemental plan of distribution” below.

Investment Overview

     The notes pay a periodic, above-market, fixed rate coupon. At maturity, the notes will pay either (i) an amount of cash equal to the stated face amount of the notes, or (ii) if the closing price of the Reference Shares on the Determination Date is less than the Initial Reference Level and the closing price of the related Reference Shares has decreased below the specified Knock-In Level on any day over the term of the notes, a number of Reference Shares (or at our option, the cash equivalent thereof) worth less than the stated face amount of the notes. The notes are not principal protected and offer no potential for appreciation. The value of any Reference Shares delivered at maturity, and accordingly its cash value, will be less than the stated face amount of the notes, and may be zero.

Reference Shares Overview

     McDonald’s Corporation primarily franchises and operates McDonald’s restaurants in the food service industry. These restaurants serve a varied, yet limited, value-priced menu in more than 100 countries around the world. Its SEC file number is 001-05231.

Key Investment Rationale

The notes offer an income oriented strategy linked to the Reference Shares.

  A coupon which is higher than the current dividend yield on the Reference Shares.

  No potential to participate in any appreciation in the Reference Shares.

  The notes are not principal protected.

Key Benefits

     The notes pay an above market coupon in exchange for downside exposure to the Reference Shares, with only contingent protection against declines in the Reference Shares. If the closing price of the Reference Shares declines below the Knock-In Level on any trading day from, and including, the Trade Date to, and including, the Determination Date, you will then be subject to full downside exposure to the Reference Shares.

Enhanced Yield	•	A coupon payable at maturity, the rate per annum of which is higher than the current dividend yield on the Reference Shares.

	•	The coupon will be paid regardless of the performance of the Reference Shares.

Upside Scenario	•

If the closing price of the Reference Shares never declines below the Knock-In Level, the notes will redeem, at maturity, for the stated face amount, resulting in a total return equal to the coupon. You will not participate in any appreciation in the Reference Shares, even if the Reference Shares is above the Initial Reference Level on the Determination Date.

Downside Scenario	•	If the closing price of the Reference Shares declines below the Knock-In Level on any day during the term of the notes and, on the Determination Date, is at a level below its Initial Reference Level, the notes will redeem for an amount of the Reference Shares worth less than the stated face amount and which may be zero. In this scenario, the notes will have outperformed the Reference Shares by the coupon.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).

  No guaranteed return of principal.

  The notes will not provide investors with any appreciation in the Reference Shares.

  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

  If the notes are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the notes.

  The issuer of the Reference Shares is not involved in the offering for the notes in anyway. Neither the issuer nor the agent has made any due diligence inquiry in connection with the offerings.

  The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the Reference Shares.

  Credit risk to Eksportfinans.

  The U.S. federal income tax consequences of an investment in the notes are uncertain.

  There are risks associated with investments in securities linked to the value of foreign equity securities.

Key Terms of the Notes

Reference Shares:	The common stock of McDonald’s Corporation (CUSIP: 580135101, NYSE Ticker: MCD). References to “NYSE” refer to the New York Stock Exchange

Interest Rate:	15.00% per annum, payable on the maturity date. Interest will be calculated on an actual/360 basis, unadjusted.

Redemption Amount:

The Redemption Amount payable on the Maturity Date in respect of the $1,000.00 face amount will be:

  if the closing price of the Reference Share quoted by the Relevant Exchange has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, (or, at our option, the cash value thereof) if the Final Reference Level is less than the Initial Reference Level.

Initial Reference Level:	$[•], the closing price of the Reference Share quoted by the Relevant Exchange on the Trade Date.

Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange on the Determination Date.

Knock-In Level:	$[•], equal to 70.00% of the Initial Reference Level (to be determined on the Trade Date).

Share Redemption Amount:	[•]

The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold, in the amount set forth above (or, at our option, the cash value thereof). This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level, as determined on the Trade Date. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level. The Share Redemption Amount is subject to adjustment as described under “Adjustment Events” in the accompanying product supplement no. 1.

CUSIP No.:	[•]

ISIN:	[•]

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Barclays Bank PLC 1 Churchill Place London E14 5HP United Kingdom Attn: MTN Desk Telephone No.: +44 207 773 9090

Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York)

Additional terms specific to the notes

     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Hypothetical examples of amounts payable at maturity

     The following tables set out the hypothetical total return to the Maturity Date, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

     The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.

     If the closing price of the Reference Shares quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

     By contrast, if the closing price of the Reference Shares quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (or, at our option, the cash value thereof) (with fractional shares paid in cash).

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on a six month term, an interest rate of 15.00%, a hypothetical Initial Reference Level of $100.00 and a hypothetical Knock-In Level of $70.00. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price of Reference Shares on Determination Date	Value of Redemption Amount	Interest Payment	6 Month Total Return
			$	%
$70.00	$1,000.00	$75.00	$1,075.00	7.50%
$75.00	$1,000.00	$75.00	$1,075.00	7.50%
$80.00	$1,000.00	$75.00	$1,075.00	7.50%
$85.00	$1,000.00	$75.00	$1,075.00	7.50%
$90.00	$1,000.00	$75.00	$1,075.00	7.50%
$95.00	$1,000.00	$75.00	$1,075.00	7.50%
$100.00	$1,000.00	$75.00	$1,075.00	7.50%
Greater than $100.00	$1,000.00	$75.00	$1,075.00	7.50%

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

Assumed Closing Price of Reference Shares on Determination Date	Value of Redemption Amount	Interest Payment	6 Month Total Return
			$	%
Greater than: $100.00	$1,000.00	$75.00	$1,075.00	7.50%
$90.00	$ 900.00*	$75.00	$ 975.00	-2.50%
$80.00	$ 800.00*	$75.00	$ 875.00	-12.50%
$70.00	$ 700.00*	$75.00	$ 775.00	-22.50%
$60.00	$ 600.00*	$75.00	$ 675.00	-32.50%
$50.00	$ 500.00*	$75.00	$ 575.00	-42.50%
$25.00	$ 250.00*	$75.00	$ 325.00	-67.50%
$0.00	$ 0.00*	$75.00	$ 75.00	-92.50%

*	Payable in Reference Shares at the option of the Issuer.

The Reference Shares

General

     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

     The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

     According to its publicly available documents, McDonald’s Corporation primarily franchises and operates McDonald’s restaurants in the food service industry. These restaurants serve a varied, yet limited, value-priced menu in more than 100 countries around the world. McDonald’s Corporation also has a minority ownership interest in U.K.-based Pret A Manger. The company owned Boston Market prior to its sale in August 2007. Prior to October 2006, McDonald’s Corporation had an ownership interest in Chipotle Mexican Grill (Chipotle). During 2006, the company disposed of its investment in Chipotle through sales of shares and ultimately a tax-free exchange of all remaining shares held. All restaurants are operated either by McDonald’s Corporation, by independent entrepreneurs under the terms of conventional franchise arrangements (franchisees), or by affiliates and developmental licensees operating under license agreements. Information provided to or filed with the SEC by McDonald’s Corporation pursuant to the Exchange Act can be located by reference to SEC file number 001-05231.

     In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level, Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this terms supplement.

     Neither we nor any of our affiliates makes any representation to you as to the performance of any of the Reference Shares. As a prospective purchaser of the notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in any of the Reference Shares.

Historical Performance

     The Reference Shares are currently traded on the NYSE. The following tables set forth the published intra-day high, low and closing prices of each of the Reference Shares since January 1, 2005. For each of these

Reference Shares, historical price information is provided from the date of first trading on the Relevant Exchange. We obtained the information in the table below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of the Reference Shares during any period shown below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

McDonald’s Corporation

Period	High	Low	Period End
2005
First Quarter	$34.55	$30.81	$31.14
Second Quarter	$31.78	$27.74	$27.75
Third Quarter	$35.00	$27.37	$33.49
Fourth Quarter	$35.69	$31.48	$33.72

2006
First Quarter	$36.74	$33.20	$34.36
Second Quarter	$35.99	$31.73	$33.60
Third Quarter	$40.03	$32.75	$39.12
Fourth Quarter	$44.68	$38.96	$44.33

2007
First Quarter	$46.21	$42.31	$45.05
Second Quarter	$52.88	$44.60	$50.76
Third Quarter	$55.73	$46.65	$54.47
Fourth Quarter	$63.69	$54.67	$58.91

2008
First Quarter	$58.91	$49.36	$55.77
Second Quarter	$61.76	$55.14	$56.22
Third Quarter	$67.00	$55.70	$61.70
Fourth Quarter (through October 17, 2008)	$56.13	$52.60	$53.80

     McDonald’s Corporation
January 1, 2005 to October 10, 2008

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth below.

	Deposit	Put Premium
Notes linked to McDonald’s Corporation	[•]%	[•]%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

     The notes will be purchased by Barclays Capital Inc. (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the notes.

     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.